51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
 Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
March 6, 2017
Item 3   News Release
The news release was disseminated on March 6, 2017 through Marketwired.
Item 4   Summary of Material Change
The Company announced that it has applied to the TSX Venture Exchange (the “Exchange”) for an amendment to the exercise price of 148,226 non-transferable share purchase warrants (the “April Warrants”) expiring April 10, 2017 from $5.00 to $1.14 and 173,900 non-transferable share purchase warrants (the “November Warrants”) expiring on November 20, 2017 from $4.00 to $1.14.  All other terms of the April Warrants and the November Warrants will remain the same.  The amendment to the exercise price is subject to the approval of the Exchange.
Item 5    Full Description of Material Change
5.1           Full Description of Material Change
A full description of the material change is described in Item 4 above and in the attached News Release which has been filed on SEDAR.
5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:            Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
March 9, 2017

NEWS RELEASE

RepliCel Life Sciences Announces Re-pricing of Warrants

VANCOUVER, BC – March 6, 2017 – RepliCel Life Sciences Inc. (“RepliCel” or the “Company”) (OTCQB: REPCD) (TSX.V: RP) (Frankfurt: P6P2), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announces that it has applied to the TSX Venture Exchange (the “Exchange”) for an amendment to the exercise price of 148,226 non-transferable share purchase warrants (the “April Warrants”) expiring April 10, 2017 from $5.00 to $1.14 and 173,900 non-transferable share purchase warrants (the “November Warrants”) expiring on November 20, 2017 from $4.00 to $1.14.  All other terms of the April Warrants and the November Warrants will remain the same.  The amendment to the exercise price is subject to the approval of the Exchange.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company’s product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles. The Company has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / lee@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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